UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

STEMLINE THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

85858C107
(CUSIP Number)

Pietro Giovanni Corsa

A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.

Via Sette Santi, 3 - 50131 - Firenze (Firenze) Italy

Tel. +39 055 56801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Philip Richter

Maxwell Yim

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

May 3, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85858C107 13D

1	NAMES OF REPORTING PERSONS A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,726,350*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,726,350*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,726,350*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO/HC

*	Beneficial ownership of the common stock, par value $0.0001 per share (“Common Stock”) of Stemline Therapeutics, Inc. (“Stemline”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreements described in Item 3, Item 4 and Item 5 of this Schedule 13D (the “Support Agreements”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have beneficial ownership are comprised of 2,726,350 outstanding shares of Common Stock beneficially owned by Stemline stockholders party to the Support Agreements, which consist of (a) 52,472,785 shares of Common Stock outstanding as of April 30, 2020.

The percentage calculation is based on: (a) 52,472,785 shares of Common Stock outstanding as of April 30, 2020 (based on the representation by Stemline in the Merger Agreement (as defined below)).

CUSIP No. 85858C107 13D

1	NAMES OF REPORTING PERSONS Berlin-Chemie AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,726,350*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,726,350*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,726,350*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See note above with respect to A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.

CUSIP No. 85858C107 13D

1	NAMES OF REPORTING PERSONS Mercury Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,726,350*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,726,350*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,726,350*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See note above with respect to A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock” or “Share”), of Stemline Therapeutics, Inc., a Delaware corporation (“Stemline” or the “Company”). Stemline’s principal executive office is located at 750 Lexington Avenue, New York, NY 10022.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed on behalf of (i) A. Menarini - Industrie Farmaceutiche Riunite - S.r.l., a company formed under the laws of Italy (“Menarini”), (ii) Berlin-Chemie AG, a company formed under the laws of Germany (“Berlin-Chemie”), and (iii) Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) (each such filer, a “Reporting Person” and collectively, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 4 hereto.

Purchaser is a wholly owned subsidiary of Berlin-Chemie, and an indirect wholly owned subsidiary of Menarini. Because of the relationship between Purchaser to Berlin-Chemie and Menarini, Berlin-Chemie and Menarini may be deemed to beneficially own the Common Stock beneficially owned by Purchaser.

The principal business address of Menarini is Via Sette Santi, 3 - 50131 - Firenze (Firenze), Italy. The principal business address of Berlin-Chemie is Glienicker Weg 125 D-12489 Berlin, Germany. The principal place of business of Purchaser is Glienicker Weg 125 D-12489 Berlin, Germany.

Menarini is a privately-held international pharmaceutical company. Berlin-Chemie is a pharmaceutical company focused on markets in Germany, Eastern Europe and the CIS region. Purchaser was formed for the purpose of entering into the Merger Agreement (as defined below) and making a tender offer for all of the Shares of Stemline.

The name, business address, present principal occupation or employment and citizenship of, and certain other information regarding, each director and executive officer of each Reporting Person as well as each controlling shareholder of Menarini is set forth on Schedule I hereto.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Tender and Support Agreements (“Support Agreements”) described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by and among Berlin-Chemie, Purchaser and the stockholders listed on the signature pages thereto (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Support Agreements as an inducement to Berlin-Chemie’s and Purchaser’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Common Stock to which this Schedule 13D relates have not yet been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Support Agreements.

Item 4. Purpose of Transaction.

Merger Agreement

On May 3, 2020 Berlin-Chemie and Purchaser entered into an Agreement and Plan of Merger with Stemline, a copy of which has been filed as Exhibit 2.1 to Stemline’s Current Report on Form 8-K on May 4, 2020, and is incorporated by reference in its entirety as Exhibit 99.2 (the “Merger Agreement”).

Pursuant to the terms and subject to the conditions of the Merger Agreement, on May 12, 2020, Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding Shares, at an offer price of (i) $11.50 per Share, net to the seller in cash, without interest (the “Cash Amount”), plus (ii) one contingent value right per Share (a “CVR”) which represents the right to receive $1.00 per CVR upon, and subject to, the occurrence of a certain milestone to be provided in the CVR Agreement (as defined below) (the Cash Amount plus one CVR collectively, the “Offer Price”).

Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Stemline will be merged with and into Purchaser (the “Merger”), and Stemline will survive the Merger as a direct wholly-owned subsidiary of Berlin-Chemie and an indirect wholly-owned subsidiary of Menarini. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholders’ vote required to consummate the Merger.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Berlin-Chemie and Purchaser entered into the Support Agreements with the Supporting Stockholders, pursuant to which each Supporting Stockholder agreed, among other things, to tender his shares of Common Stock (including any shares of Common Stock acquired upon the exercise of options to purchase shares of Common Stock) (the “Subject Shares”), pursuant to the Offer and, if necessary, vote his Subject Shares, (i) for the adoption of the Merger Agreement if required; (ii) for any matter necessary to the consummation of the transactions contemplated by the Merger Agreement; (iii) against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or would result in any of the conditions to the Offer or the Merger not being timely satisfied; (iv) against any change in the board of directors of Stemline; (v) against any Acquisition Proposal or Product Transaction Proposal (each as defined in the Merger Agreement); (vi) against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Stemline (other than the Merger); (vii) against any sale, lease, license or transfer of a material amount of the assets (including intellectual property rights and capital stock of subsidiaries Stemline), of Stemline or its subsidiaries or any reorganization, recapitalization or liquidation, of Stemline and/or its subsidiaries; (viii) against any change in the present authorized capitalization of Stemline or any amendment or other change to Stemline’s certificate of incorporation, bylaws and any other charter and organizational documents, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of Stemline’s capital stock; and (ix) against any other plan, proposal, arrangement, action, agreement or transaction involving Stemline or its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Based upon information provided by Stemline and the Supporting Stockholders, the Supporting Stockholders beneficially owned, in the aggregate, 2,726,350 shares of Common Stock as of April 30, 2020.

Contingent Value Rights Agreement

At or prior to expiration of the Offer, Berlin-Chemie and a rights agent mutually acceptable to Berlin-Chemie and Stemline will enter into the CVR Agreement governing the terms of the CVRs to be received by Stemline’s stockholders.

Nondisclosure Agreement

Effective as of July 19, 2019, Stemline and Menarini entered into a customary nondisclosure agreement (the “Nondisclosure Agreement”) pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with the discussion of a potential licensing arrangement between the parties.

Exclusivity Agreement

Prior to signing the Merger Agreement, Menarini and Stemline entered into an Exclusivity Agreement, dated April 13, 2020 (the “Exclusivity Agreement”). Pursuant to the Exclusivity Agreement, in connection with discussions regarding a possible transaction between Menarini and Stemline and the requirement to expend time, effort, and resources to evaluate such transaction, Stemline agreed that, until 11:59 p.m. on May 4, 2020, Stemline shall not, and shall cause its affiliates and its and their representatives not to, among other things, (i) solicit, encourage, or facilitate any offer or proposal from any person regarding a possible alternative transaction or (ii) participate in any negotiations or discussions with any person, or provide to any person any information relating to or in connection with a possible alternative transaction, in each case other than to Menarini and its affiliates. The Exclusivity Agreement also provided that, as of the date thereof, Stemline shall, and shall cause its affiliates and its and their respective representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Menarini and its representatives) relating to a possible transaction.

Additional Information

The foregoing descriptions of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Support Agreements and the transactions contemplated thereby, (iii) the CVR Agreement and the transactions contemplated thereby, (iv) the Nondisclosure Agreement and (v) the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference; to the Support Agreements, the form of which is filed as Exhibit 2 hereto and is incorporated herein by reference; to the CVR Agreement, the form of which is filed as Exhibit 3 hereto and is incorporated herein by reference; to the Nondisclosure Agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference; and to the Exclusivity Agreement, which is filed as Exhibit 99.02 hereto and is incorporated herein by reference.

The purpose of the Merger is for Purchaser to acquire the entire equity interest in Stemline. The Supporting Stockholders entered into the Support Agreements as an inducement to Berlin-Chemie’s and Purchaser’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, Stemline will become a wholly owned subsidiary of Berlin-Chemie, the shares of Common Stock will cease to be freely traded or listed, the Common Stock will be de-registered under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and Berlin-Chemie will control the board of directors of Stemline and will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of Stemline as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Menarini and Berlin-Chemie filed a tender offer statement on Schedule TO with the Securities and Exchange Commission on May 12, 2020 and, on the same day, Stemline filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, Stemline, Menarini and Berlin-Chemie will file other relevant materials in connection with the proposed acquisition of Stemline by Purchaser and Berlin-Chemie pursuant to the terms of the Merger Agreement. These materials will be sent free of charge to all stockholders of Stemline when available. In addition, all of these materials (and all other materials filed by Stemline with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Berlin-Chemie and may be obtained by directing a request to the information agent for the offer, D.F. King & Co., Inc. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Stemline at Stemline’s website at https://ir.stemline.com.

INVESTORS AND SHAREHOLDERS OF STEMLINE ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Support Agreements, the Reporting Persons do not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Support Agreements, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 2,726,350 shares of Common Stock beneficially owned by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference).

The 2,726,350 shares of Common Stock over which the Reporting Persons may be deemed to have shared voting and dispositive power constitute approximately 5.2% of the shares of Common Stock outstanding, based on: (a) 52,472,785 shares of Common Stock outstanding as of April 30, 2020 (based on the representation by Stemline in the Merger Agreement).

Generally, upon the exercise or exchange of any security exercisable or exchangeable for any Common Stock by the Supporting Stockholders, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreements and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

Notwithstanding the preceding, the Reporting Persons hereby disclaim beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, beneficial owners of the securities covered by this Schedule 13D.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule I hereto, during the last 60 days.

(d) Other than the Supporting Stockholders, to the best of the knowledge of the Reporting Persons based on the representations made by the Supporting Stockholders in the Support Agreements, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement, the Support Agreements, the CVR Agreement, the Nondisclosure Agreement and the Exclusivity Agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of Stemline, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Agreement and Plan of Merger, dated as of May 3, 2020, by and among Berlin-Chemie AG, Mercury Merger Sub, Inc. and Stemline Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stemline Therapeutics, Inc. with the Securities and Exchange Commission on May 4, 2020).
2	Form of Tender and Support Agreement, dated as of May 3, 2020, by and among Mercury Merger Sub, Inc., Berlin-Chemie AG and certain stockholders of Stemline Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Stemline Therapeutics, Inc. with the Securities and Exchange Commission on May 4, 2020).
3	Form of Contingent Value Rights Agreement (incorporated by reference to Annex III to Exhibit 2.1 to the Current Report on Form 8-K filed by Stemline Therapeutics, Inc. with the Securities and Exchange Commission on May 4, 2020).
4*	Joint Filing Agreement, dated as of May 13, 2020, by and among A. Menarini - Industrie Farmaceutiche Riunite - S.r.l., Berlin-Chemie AG and Mercury Sub, Inc.
5	Mutual Confidential Disclosure Agreement, dated as of July 19, 2019, by and between A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. and Stemline Therapeutics, Inc. (incorporated by reference to Exhibit 99.(d)(2) to the Schedule TO-T filed by A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. with the Securities and Exchange Commission on May 12, 2020).
99.01	Power of Attorney for Berlin-Chemie AG, dated as of April 30, 2020 (incorporated by reference to Exhibit 99.(a)(1)(G) to the Schedule TO-T filed by A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. with the Securities and Exchange Commission on May 12, 2020).
99.02	Exclusivity Agreement, dated as of April 13, 2020, between Stemline Therapeutics, Inc. and A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. (incorporated by reference to Exhibit 99.(d)(5) to the Schedule TO-T filed by A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. with the Securities and Exchange Commission on May 12, 2020).
*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2020	A. MENARINI - INDUSTRIE FARMACEUTICHE RIUNITE - S.R.L.

	By:	/s/ Pietro Giovanni Corsa Name: Pietro Giovanni Corsa Title: Group General Manager

Date: May 13, 2020	BERLIN-CHEMIE AG

	By:	/s/ Elcin Barker Ergun Name: Elcin Barker Ergun Title: Authorized Signatory

Date: May 13, 2020	MERCURY MERGER SUB, INC.

	By:	/s/ Attilio Sebastio Name: Attilio Sebastio Title: Chief Executive Officer

SCHEDULE I
Directors and Executive Officers of the Reporting Persons

Menarini

The following table sets forth the (a) name, (b) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted, and (c) citizenship of each of the directors and executive officers of Menarini. Unless otherwise indicated, the business address of each of the executive officers and directors set forth below is A. Menarini - Industrie Farmaceutiche Riunite - S.r.l., Via Sette Santi, 3 - 50131 - Firenze (Firenze) Italy.

Name	Present principal occupation or employment	Citizenship
Directors
Dr. Eric Cornut	Chairman of the Board	Switzerland
Elcin Barker Ergun	Chief Executive Officer and Board Member	Netherlands
Dr. Alberto Giovanni Aleotti	Board Member	Italy
Dr. Lucia Aleotti	Board Member	Italy
Dr. Carlo Colombini	Board Member	Italy
Dr. Juerg Witmer	Board Member	Switzerland
Executive Officers Not Already Listed Above as Directors
Dr. Pietro Giovanni Corsa	Group General Manager	Italy
Dr. Pio Mei	Group General Manager	Italy
Stefano Pieri	Director of Corporate Licensing and Business Development	Italy
Sergio Chellini	Director of Corporate Legal Affairs & General Affairs	Italy

Berlin-Chemie

The following table sets forth the (a) name, (b) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted, and (c) citizenship of each of the directors and executive officers of Berlin-Chemie. The business address of each of the directors and executive officers set forth below is Berlin-Chemie AG, Glienicker Weg 125 D-12489 Berlin, Germany.

Name	Present principal occupation or employment	Citizenship
Directors
Dr. Reinhard Uppenkamp	Chief Executive Officer and Executive Board Member	Germany
Michael Sirotovitch	Executive Board Member	United States
Dr. Christian Matschke	Executive Board Member	Germany
Dr. Attilio Sebastio	Chief Financial Officer and Executive Board Member	Italy
Dr. Pio Mei	Executive Board Member	Italy
Dr. Alberto Giovanni Aleotti	Chairman of the Supervisory Board	Italy
Dr. Eric Cornut	Supervisory Board Member	Switzerland
Dr. Sandro Vanedoli	Supervisory Board Member	Italy
Dr. Pietro Giovanni Corsa	Supervisory Board Member	Italy
Thomas Grünberger	Supervisory Board Member	Germany
Cornelia Danz	Supervisory Board Member	Germany

Purchaser

The following table sets forth the (a) name, (b) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted, and (c) citizenship of each of the directors and executive officers of Purchaser. The respective business addresses of the directors and executive officers set forth below are as follows.

Name	Present principal occupation or employment and the name, and address of the corporation or other organization in which employment is conducted	Citizenship
Directors
Attilio Sebastio	Director and Chief Executive Officer, Purchaser; Chief Financial Officer and Executive Board Member of Berlin-Chemie; Glienicker Weg 125 D-12489 Berlin, Germany	Italy
Executive Officers Not Already Listed Above as Directors
Sergio Chellini	Secretary, Purchaser; Director of Corporate Legal Affairs & General Affairs, Menarini; Via Sette Santi, 3 - 50131 - Firenze (Firenze) Italy	Italy

Controlling Shareholders of Menarini

The following table sets forth the (a) name, (b) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted, and (c) citizenship of each of the controlling shareholders of Menarini. Unless otherwise indicated, the business address of each of the controlling shareholders set forth below is A. Menarini - Industrie Farmaceutiche Riunite - S.r.l., Via Sette Santi, 3 - 50131 - Firenze (Firenze) Italy.

Name	Present principal occupation or employment and the name, principal business (except as otherwise disclosed herein) and address of the corporation or other organization in which employment is conducted	Citizenship
Controlling Shareholders
Massimiliana Landini Aleotti	President of the Board of Directors of Pharmafin S.p.A., a holding company; Via Sette Santi, 3 - 50131 - Firenze (Firenze) Italy	Italy
Dr. Lucia Aleotti	Board Member of Menarini	Italy
Dr. Alberto Giovanni Aleotti	Board Member of Menarini	Italy
Benedetta Aleotti	Freelance editor, Tarka Edizioni S.r.l., a publishing house; Piazza Dante 2, 54026, Mulazzo, Massa Carrara, Italy	Italy

To the knowledge of each of the Reporting Persons, during the last five years, none of the persons listed on this Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors and convictions that have been overturned on appeal) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 4

AGREEMENT OF JOINT FILING

This JOINT FILING AGREEMENT (this “Agreement”), is made and entered into as of this 13th day of May, 2020, by and among A. Menarini - Industrie Farmaceutiche Riunite - S.r.l., Berlin-Chemie AG and Mercury Merger Sub, Inc.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated: May 13, 2020

A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.

By:	/s/ Pietro Giovanni Corsa Name: Pietro Giovanni Corsa Title: Group General Manager

Berlin-Chemie AG

By:	/s/ Elcin Barker Ergun Name: Elcin Barker Ergun Title: Authorized Signatory

Mercury Merger Sub, Inc.

By:	/s/ Attilio Sebastio Name: Attilio Sebastio Title: Chief Executive Officer

[Signature Page to Joint Filing Agreement]